

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

VIA U.S. MAIL

Liberto, Inc.
c/o Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

      Re: Liberto, Inc.
            Post-Effective Amendment to Registration Statement on Form S-1
            Filed September 28, 2010
            File No. 333-148775

Dear Sir or Madam:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form S-1

General

1.   Please be sure that you have consistently revised the filing throughout to refer to the new $0.03 offering price. See, for example, page 20 under the Plan of Distribution.

2.   We note your disclosure that you are in the business of developing, manufacturing and selling artificial lobster meat for major food retailers in Southeast Asia, but that you are still a development stage company and have not generated significant sales to date and that since inception you have incurred a net loss of $63,000. In addition, we note that

nearly two years has elapsed since you initially filed your registration statement and the description and status of your business operations have not appeared to change. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply. If you are of the position that Rule 419 does not apply to you, please address the following:

- in light of your management's lack of specific experience or training in operating an artificial lobster meat business, how your management became interested in pursuing this business;

- the amount of resources you have spent in the last 2 years to further your business plan;

- in light of your total assets of $0, how you intend to obtain the funds to carry out in the next twelve months the steps set forth on page 34;

- substantive steps taken in furtherance of your business plan; and

- the specific timelines for completing the plan, and the specific circumstances that would cause you to delay.

3.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

Registration Statement Cover Page

4.   We note that you have not provided an Internal Revenue Service Employer Identification Number. We also note that in your other public filings you do not provide such identification number. Please revise the cover page to provide your identification number or explain why you do not yet have one.

Directors, Executive Officers, Promoters and Control Persons, page 21

5.   Please disclose the business experience of Ms. Baclig since 2007. In addition, please explain the line of work Mr. Carreos performs as the product manager for Pilipinas Makro, Inc.

Involvement in Certain Legal Proceedings, page 22

6.   Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past 10 years.

Plan of Operation, page 32

7.   Please note that you may no longer provide merely a plan of operation as previously permitted for small business issuers. Please provide a management's discussion and analysis as required by Item 303 of Regulation S-K.

8.   In the results of operations section, please discuss the specific activities and uses for the amounts reported as expenses for each of the relevant periods.

Exhibit 5.1

9.   We note that you are incorporating by reference the legality opinion filed with your initial registration statement. Please obtain and file a new legality opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc   David S. Jennings, Esq.
        (800) 731-6120 (fax)